Exhibit 20b.

  [GRAPHIC OMITTED]
                                                                 NEWS RELEASE
                                                                 NEWS RELEASE
Fortune Brands, Inc., 1700 East Putnam Avenue, Old Greenwich, CT  06870
                                                                 NEWS RELEASE

Contact:
Anthony J. Diaz
(203)698-5553


                FORTUNE BRANDS ANNOUNCES ANOTHER STRONG QUARTER;
                        DILUTED E.P.S. UP 14% PRO FORMA;
                        REAFFIRMS GROWTH OUTLOOK FOR 1998


         Old Greenwich, CT, July 24, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, today announced strong second quarter results. Diluted earnings per share of 50 cents were up 14% compared with last year's pro forma earnings. Cash earnings of 65 cents per share (after adding back 15 cents of goodwill amortization) were 30% higher than reported E.P.S. Net sales reached $1.33 billion, up 7%.

         For the six months, sales were $2.53 billion, up 8%. Diluted E.P.S. was 80 cents, up 14% compared with last year's pro forma, and cash earnings of $1.09 (after adding back 29 cents of goodwill amortization) were 36% higher than reported E.P.S.

         "Fortune Brands continued to perform very well in the second quarter," noted Chairman and Chief Executive Officer Thomas C. Hays, "and we expect excellent growth for the full year. Every category achieved increases in revenues and contribution for both the quarter and six months. The strong earnings gains reflect excellent new product results, share gains in key markets and sustained focus on revenue growth, cost initiatives and asset management. The breadth of our operations and powerful consumer brands has been driving strong, consistent growth despite ongoing challenges.

         "New product successes abound. Like Moen's new PureTouch water-filtering system, which combines a faucet with a unique built-in filter in a stylish design. PureTouch began shipping at the beginning of the second quarter, and orders-to-date have already doubled the full year forecast. DeKuyper Sour Apple Pucker schnapps, introduced in April 1997, is another home run, selling over 300,000 cases in the past 12 months and still growing. The new Titleist Tour Distance golf ball has achieved a meteoric rise in the marketplace since its introduction last September, becoming one of the top-selling golf balls in the industry with a 6.9% share in just nine months. And 78 new office products were introduced worldwide in the quarter, contributing significantly to record sales in that category.

         "With innovative new products and powerful distribution, we're achieving some dramatic share gains. Titleist's top-grade golf ball unit market share in the U.S., for example, has increased from 40.7% at year-end to 43.2%, and over the past year, its dollar market share has surged from 45.6% to 50.3%. In office products, Swingline is dramatically enhancing its position as the number 1 stapler brand in the world. Swingline sales were up more than 14% through mid-year, share has reached nearly 60%, and June was the best month in the brand's history.

         "We're also making excellent progress in enhancing cost competitiveness and asset management. The restructuring activities initiated last year are proceeding well and are already delivering significant cost savings. Notably, construction and occupancy of two new facilities in Nogales, Mexico are on schedule, and production of Master locks and additional office products is well underway in Nogales. Overall, we continue to expect annual savings exceeding $50 million, much of which we're plowing back into brand development. These actions and the cost savings add to our confidence that we can achieve our long-term growth goal.

         "Looking ahead, we expect another fine year in 1998. Our long-term E.P.S. growth goal is 13-15%, assuming a satisfactory economic and pricing environment. That's still our expectation for 1998, although we continue to be adversely affected by foreign exchange and are seeing intensified pricing and unit pressures in the golf club business.

         "We're investing aggressively to enhance our portfolio of great consumer brands, and we continue to identify add-on acquisition opportunities that capitalize on existing brand and distribution strengths. These opportunities enhance our confidence that we can achieve our goals.

         "During the second quarter, we completed a strategically important acquisition, and earlier this week, we announced another. In June, we acquired Schrock Cabinet Company, a leader in the growing U.S. kitchen and bath cabinet category. Schrock fits very effectively with our strongly performing Aristokraft unit. On Wednesday, we announced agreement to acquire Geyser Peak Winery, a leader with a premier reputation in fast-growing California premium wine categories. Geyser Peak brings strong brands and an excellent growth profile to our very profitable Jim Beam Brands distilled spirits business. We expect that these acquisitions will be accretive to earnings in the first 12 months.

         "Altogether, since the beginning of last year, we have announced or completed eight add-on acquisitions, adding annualized sales of around $465 million for a total investment of approximately $395 million, including debt. Integration of the seven completed acquisitions is right on track, creating substantial value.

         "So we are very upbeat about Fortune Brands' prospects, both for the remainder of 1998 and as we look out over the next several years."

         Foreign currency translation had a modestly negative impact during the quarter. Net fluctuations in exchange rates for foreign currencies, primarily an 18% decline in the Australian dollar partially offset by a slight increase in the British pound, adversely affected sales, operating company contribution and E.P.S. by $14 million, $3 million and 1 cent, respectively. For the six months, the adverse impact on sales, contribution and E.P.S. was $29 million, $6 million and 2 cents, respectively.

                                Brand Highlights

:::Home and Office Products Brands:::

         Home and office products sales and contribution were up 10% and 11%, respectively, in the quarter. We've continued to capitalize on home and office distribution strengths with high-return, add-on acquisitions. Since the beginning of last year, we've completed six home and office acquisitions, including the June purchase of Schrock. The addition of Schrock nearly doubles our sales in kitchen and bath cabinets, an attractive category in which Aristokraft already has a strong position. Schrock and Aristokraft had combined 1997 sales of $430 million, and the combination creates a strong number 2 market presence in the U.S.

         Aggressive  actions  to  reduce  costs  are  well  underway,  including
production   shifts  to  lower  cost  locations  and   substantially   increased
outsourcing.

    --- Office Products ---

         Sales from the office products brands rose 12% in the quarter to a record, and contribution was up 20%. The sales increase reflects the benefit of recent acquisitions (partially offset by 1997 divestitures) as well as very strong unit gains, somewhat offset by continued pricing pressures from a consolidating customer base as well as adverse currency translation. Our ACCO World operation is the global leader in office supplies.

         ACCO has completed three acquisitions over the past year. Integration is on target, and these brands are already enhancing performance. Nobo and Apollo Presentation Products created a strong global presence in the growing presentation products category. The Maco brand, acquired last October, created a presence in the fast-growing label market. A fourth brand, Gravis, a leader in joysticks and game pads, was acquired early last year and is now fully integrated with our Kensington computer accessories business.

         North American sales in the quarter were up 15%, benefiting from acquisitions, and were particularly strong in June, driven by strong customer response to Back-To-School products and promotions. Even excluding acquisitions and a 1997 disposition, North American sales were up 11%. Solid gains were achieved for Wilson Jones binder products, ACCO punches and, as noted, Swingline stapling products. Day-Timer sales were up double-digits, and earlier this month, Day-Timer introduced Day-Timer Personal Pages, a highly innovative product that provides consumers with custom-printed pages for their Day-Timer organizers.

         In Europe, sales for the quarter were up 32% including an acquisition but also reflecting strong underlying growth. Excluding an acquisition and a disposition, European sales were up 9%, with sales on the Continent up 12% and U.K. sales up 7%. A notably successful new product is the revolutionary Rexel "Bindmate" document binding machine, which has halved the cost of a binding machine to consumers in the important small office/home office market.

         Office products contribution is benefiting from wide-ranging cost reduction and restructuring initiatives as well as acquisitions. These actions are honing competitiveness in a category undergoing intense customer consolidation. Despite ongoing competitive pressure, we continue to expect double-digit sales and contribution growth from the office products brands for the full year.

    ---Home Products ---

         Sales and contribution from the home products brands increased 9% and 8%, respectively, in the quarter, both to records. All brands achieved solid sales and contribution increases, with momentum at wholesale building as the quarter progressed. Sales to retailers were generally strong throughout the quarter.

         Moen achieved a 12% sales gain, benefiting from continued rollout of new products, last November's acquisition of the Donner bathroom accessories brand and strong retail and wholesale sales. New-housing-related sales also strengthened significantly in the quarter, following weather-related softness in the first quarter. Response from the trade to new products was strong, notably for the innovative new PureTouch water-filtering system and newly introduced Moen decorator bath accessories. Benefiting from aggressive supply chain management programs, including demand flow technology, Moen has continued to drive down working capital requirements; in the quarter, working capital efficiency reached a record level. Overall, the Moen brand posted record sales and contribution for the six months

         Master Lock, the number one padlock in the world, is continuing its strong turnaround. For the quarter, bookings and units shipped were up 20% and 14%, respectively, driven by strong acceptance of new products and double-digit increases in shelf facings at major retailers. Master Lock is also back on television with a series of hard hitting campaigns. In an innovative move to reinforce its powerful "shot lock" brand image, Master Lock has garnered tremendous publicity by airing the first nationally broadcast 1-second television commercial. The TV campaign also features 15- and 30-second commercials for the new Master Lock shrouded EX and Pro Series locks and Master Corrozex locks. Restructuring initiatives to enhance cost competitiveness are progressing well, with production now underway in Mexico.

         The kitchen and bath cabinet operations posted a 21% sales increase to a record, benefiting from two weeks of results for newly acquired Schrock Cabinets, but Aristokraft also had a fine quarter. Aristokraft sales were up 9%, with solid increases in every geographic region and continued expansion of the distributor base. Sales for Waterloo, the world leader in tool storage, increased 6% to a record.

         For the full year, we now expect double-digit sales and contribution growth from the home products brands.

:::Golf Brands:::

         The golf brands achieved record sales and contribution in the quarter, up 8% and 4%, respectively. These gains were achieved in spite of very difficult conditions in the golf club category.

         The Titleist brand continued to perform very well, with sales up 19%, building on a 26% increase in the first quarter. Titleist golf balls and golf clubs both achieved strong gains. Total golf ball revenues were up 16% year-to-date, driven by a 10% increase in top grade shipments. The new Titleist Tour Distance, the new and improved double cover Titleist HP2 Distance golf ball, and the new Titleist Professional are all contributing to golf ball sales momentum. On a worldwide basis through June, Titleist won 88 professional tour events in 1998, five times more than the nearest competitor. Titleist is also the leader in usage and money won on the professional tours. Users include such world ranked players as Tiger Woods, Davis Love III, David Duval, Phil Mickelson, Ernie Els and Justin Leonard.

         Total golf club revenues, including the Titleist and Cobra brands, were up 9% for the quarter and 17% for the six months, even though the golf club market has declined this year. The category, as has been noted by other golf companies, has been adversely affected by lower consumer demand, resulting in a volume decline in the U.S. market in the range of 5-10% and extensive price discounting.

         Total unit sales for our golf club brands were up 6% for the six months, with a 2% decline in the quarter. Both Titleist and Cobra were affected by the overall weakness in the market for irons, though both achieved solid volume gains in metalwoods and putters.

         For Titleist, although unit sales of irons were off 13% in the quarter, demand for metalwoods surged. Metalwood volume tripled, compared with a year earlier, reflecting very strong demand for Titleist Titanium drivers, and putter volume was up as demand for the Scotty Cameron by Titleist putter continued to grow. Overall, Titleist golf club volume declined nearly 3% in the quarter, but revenues were up 41%, reflecting favorable product mix and firm pricing. For the six months, Titleist club volume was up nearly 1% to nearly 1.1 million sticks, and revenues were up 46%.

         For Cobra, results were more in line with the overall market, and the market softness is significantly impacting Cobra sales and profits. Unit sales of Cobra irons were off 11% in the quarter, but metalwood volume was up 14%. Putter volume surged 9-fold, reflecting powerful demand for Bobby Grace by Cobra putters, the fastest-growing putters on the Senior PGA Tour. For the quarter, total Cobra unit sales were off 2%, and revenues declined 8%, reflecting category-wide pricing pressure. For the six months, Cobra units were up 10%, and revenues were up 2%.

         Sales for the FootJoy brand were flat year-to-date, reflecting very competitive market conditions. FootJoy, the world's number 1 golf shoe, has taken the lead in converting its entire line to spikeless or alternative cleated outsoles. The new 1998-99 product line, featuring over 80 new styles and 13 new turf-friendly outsoles, was introduced in June and has received very favorable initial response. FootJoy golf glove volume was up 12% year-to-date.

         For the full year, depending on evolving market conditions, we continue to expect increases in sales and contribution, reflecting the strength and balance of the golf brands. However, with the very soft conditions in the golf club market, we do not expect that we will achieve, in 1998, our long-term double-digit sales and contribution growth goals for these brands.


:::Distilled Spirits Brands:::

         For the distilled spirits brands, contribution rose 6% in the quarter to a record on a 1% increase in sales, building on strong first quarter results. For the six months, contribution rose 7% to a record on a 3% sales increase. Results benefited from an improved product mix, reflecting strong demand for DeKuyper cordials and Jim Beam Bourbon, partly offset by adverse foreign currency translation rates, particularly for the Australian dollar.

         DeKuyper Sour Apple Pucker, the latest in an ongoing string of innovative new DeKuyper product introductions, drove a 12% increase in depletions (sales by distributors to retailers) for the DeKuyper brand in both the quarter and six months. The success of Sour Apple has stimulated expanded distribution and related volume increases for the entire DeKuyper line. DeKuyper is the number 1 cordial brand in the U.S

         U.S. sales increased 8% in both the quarter and six months. Beam's estimated U.S. depletions decreased 1% year-to-date but with a favorable shift to higher margin brands, including DeKuyper, Jim Beam -- the world's number 1 Bourbon, and the Small Batch Bourbons. The acquisition of Geyser Peak Winery will enhance the focus on high margin brands and on-premise business, including restaurants and bars.

         Internationally, Australia is the largest export market for the distilled spirits brands. The Australian dollar has been directly affected by the Asian economic crisis. Compared with a year earlier, the exchange rate for the Australian dollar was 18% lower in the quarter and 16% for the six months, and the recent rate has been even lower. For the six months, foreign currency translation adversely affected distilled spirits sales and contribution by $8 million and $5 million, respectively.

         Despite the unsettled conditions in Asia, international results in local currencies are up modestly year-to-date. In Australia, Jim Beam Bourbon volume increased 9% in the second quarter after some weakness in the first quarter, and Jim Beam premix cocktail volume increased 20%, despite a generally weak spirits market.

         Worldwide shipments of Jim Beam Bourbon were up 5%, and premix cocktails were up 27% in the quarter.

         We expect more modest contribution growth from these brands through the remainder of 1998. With strong cash flow, these brands generate significantly faster increases in pre-tax income.

                                     * * * *

              Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and distilled spirits. Home and office brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries and Day-Timer and Swingline sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major distilled spirits brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials and Whyte & Mackay Scotch.

                                      * * *

         This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                    (In millions, except per share amounts)
                                  (Unaudited)


                                             Three Months Ended June 30,
                                                  1998         1997          % Change

Net Sales                                         $1,326.2     $1,235.5          7.3

     Cost of products sold                           668.0        629.2          6.2

     Excise taxes on distilled spirits               112.4        103.8          8.3

     Advertising, selling, general
       and administrative expenses                   354.8        328.4          8.0

     Amortization of intangibles                      26.9         25.9          3.9

     Restructuring and other
       nonrecurring charges                              -         89.3            -

     Interest and related expenses                    25.3         30.8         (17.9)

     Other (income) expenses, net                     (1.0)         0.7        (242.9)

Income From Continuing Operations
     Before Income Taxes                             139.8         27.4         410.2

     Income Taxes                                     51.9         23.1         124.7

Income From Continuing Operations                     87.9          4.3             -

Income from discontinued operations                      -        (36.5)            -

Extraordinary items                                  (22.1)           -             -

Net Income                                           $65.8       ($32.2)        304.3

Earnings Per Common Share

  Basic

     Income from operations                          $0.50        $0.41          22.0

     Restructuring and other
        nonrecurring charges                             -        (0.38)            -

     Income from continuing operations                0.50         0.03             -

     Income from discontinued operations                 -        (0.22)            -

     Extraordinary items                             (0.13)           -             -

          Net income                                 $0.37        ($0.19)       294.7

  Diluted

     Income from operations                          $0.50         $0.40         25.0

     Restructuring and other
        nonrecurring charges                             -         (0.38)           -

     Income from continuing operations                0.50          0.02            -

     Income from discontinued operations                 -         (0.20)           -

     Extraordinary items                             (0.13)            -            -

          Net income                                 $0.37         ($0.18)      305.6

Avg. Common Shares Outstanding
     Basic                                           172.9           172.0        0.5
     Diluted                                         177.3           173.4        2.2


                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                    (In millions, except per share amounts)
                                  (Unaudited)


                                              Six Months Ended June 30,
                                                  1998         1997          % Change

Net Sales                                         $2,529.7     $2,340.6          8.1

     Cost of products sold                         1,286.7      1,203.7          6.9

     Excise taxes on distilled spirits               199.5        185.8          7.4

     Advertising, selling, general
       and administrative expenses                   701.3        641.4          9.3

     Amortization of intangibles                      53.2         51.9          2.5

     Restructuring and other
       nonrecurring charges                              -         89.3            -

     Interest and related expenses                    50.4         68.7         (26.6)

     Other (income) expenses, net                      1.1          2.8         (60.7)

Income From Continuing Operations
     Before Income Taxes                             237.5         97.0         144.8

     Income Taxes                                     96.6         57.7          67.4

Income From Continuing Operations                    140.9         39.3         258.5

Income from discontinued operations                      -         65.1             -

Extraordinary items                                  (30.5)           -             -

Net Income                                          $110.4       $104.4           5.7

Earnings Per Common Share

  Basic

     Income from operations                          $0.81        $0.61          32.8

     Restructuring and other
        nonrecurring charges                             -        (0.38)            -

     Income from continuing operations                0.81         0.23         252.2

     Income from discontinued operations                 -         0.38             -

     Extraordinary items                             (0.18)           -             -

          Net income                                 $0.63         $0.61          3.3

  Diluted

     Income from operations                          $0.80         $0.60         33.3

     Restructuring and other
        nonrecurring charges                             -         (0.38)           -

     Income from continuing operations                0.80          0.22        263.6

     Income from discontinued operations                 -          0.38            -

     Extraordinary items                             (0.18)            -            -

          Net income                                 $0.62         $0.60          3.3

Avg. Common Shares Outstanding
     Basic                                           172.6           171.7        0.5
     Diluted                                         177.2           173.1        2.4


                                 (NOTES FOLLOW)

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES:

 (1)     PRO FORMA FINANCIAL INFORMATION

         On May 30, 1997, Gallaher Group Plc ("Gallaher"), the Company's international tobacco subsidiary, was spun off. To allocate the overall debt burden of the Company at the time of the spin-off, Gallaher borrowed and paid to the Company an amount that approximated $1.25 billion, after taxes. The Company used the proceeds to pay down debt.

         The following sets forth income from operations (income from continuing operations excluding restructuring and other nonrecurring charges) for the three-month and six-month periods ended June 30, 1997, and adjusted to reflect the net cash payment Gallaher made to the Company and the assumption that such proceeds were used to purchase 2.5 million Common shares and repay debt as of January 1, 1997.


                                                                -----------------------------------------------------------
                                                                               Three Months Ended June 30,
                                                                ------------------|---------------------|------------------
                                                                      1998        |        1997         |    % Change
                                                                                  |     Pro Forma       |
                                                                ------------------|---------------------|------------------
                                                                                  |                     |
           Income from Operations                                     $87.9       |          $74.8      |        17.5
                                                                ------------------|---------------------|------------------
           Earnings Per Common Share-                                             |                     |
                Basic                                                  $.50       |           $.44      |        13.6
                Diluted                                                 .50       |            .44      |        13.6
                                                                ------------------|---------------------|------------------



                                                                -----------------------------------------------------------
                                                                                Six Months Ended June 30,
                                                                ------------------|---------------------|------------------
                                                                      1998        |        1997         |    % Change
                                                                                  |     Pro Forma       |
                                                                ------------------|---------------------|------------------
                                                                                  |                     |
           Income from Operations                                    $140.9       |         $120.1      |        17.3
                                                                ------------------|---------------------|------------------
           Earnings Per Common Share-                                             |                     |
                Basic                                                  $.81       |           $.71      |        14.1
                Diluted                                                 .80       |            .70      |        14.3
                                                                ------------------|---------------------|------------------


(2)      AMORTIZATION OF INTANGIBLES

          Amortization of Intangibles Per Common Share is as follows:


                                         -----------------------------------------    -------------------------------------
                                                    Three Months Ended                          Six Months Ended
                                                         June 30,                                   June 30,
                                         -----------------------------------------    -------------------------------------
                                                1998                     1997               1998                  1997
                                         -------------------- --------------------    ------------------ ------------------

                                         -------------------- --------------------    ------------------ ------------------
                   Basic                         $.15                    $.14                 $.30                $.29
                   Diluted                        .15                     .14                  .29                 .28
                                         -------------------- --------------------    ------------------ ------------------


                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONTINUED):

(3)      INFORMATION ON BUSINESS SEGMENTS

         NET SALES:

                                                                -----------------------------------------------------------
                                                                               Three Months Ended June 30,
                                                                ------------------- -------------------- ------------------
                                                                            1998                1997         % Change
                                                                ------------------- -------------------- ------------------

           Home Products                                                 $ 367.1             $ 335.5              9.4
           Office Products                                                 318.4               285.4             11.6
                                                                ------------------- -------------------- ------------------
                   Home and Office Products                                685.5               620.9             10.4
           Golf Products                                                   328.4               305.4              7.5
           Distilled Spirits                                               312.3               309.2              1.0
                                                                ------------------- -------------------- ------------------
                   Total                                                $1,326.2            $1,235.5              7.3
                                                                ------------------- -------------------- ------------------


                                                                -----------------------------------------------------------
                                                                                Six Months Ended June 30,
                                                                ------------------- -------------------- ------------------
                                                                            1998                1997         % Change
                                                                ------------------- -------------------- ------------------
           Home Products                                                 $ 709.5             $ 664.2              6.8
           Office Products                                                 640.2               575.5             11.2
                                                                ------------------- -------------------- ------------------
                   Home and Office Products                              1,349.7             1,239.7              8.9
           Golf Products                                                   605.4               541.3             11.8
           Distilled Spirits                                               574.6               559.6              2.7
                                                                ------------------- -------------------- ------------------
                   Total                                                $2,529.7            $2,340.6              8.1
                                                                ------------------- -------------------- ------------------


         OPERATING COMPANY CONTRIBUTION:

                                                                ------------------------------------------------------------
                                                                                Three Months Ended June 30,
                                                                ------------------- -------------------- -------------------
                                                                            1998                1997          % Change
                                                                ------------------- -------------------- -------------------
           Home Products                                                  $ 55.9              $ 51.7              8.1
           Office Products                                                  20.7                17.2             20.3
                                                                ------------------- -------------------- -------------------
                   Home and Office Products                                 76.6                68.9             11.2
           Golf Products                                                    68.8                66.1              4.1
           Distilled Spirits                                                63.8                60.1              6.2
                                                                ------------------- -------------------- -------------------
                   Total                                                  $209.2              $195.1              7.2
                                                                ------------------- -------------------- -------------------


                                                                ------------------------------------------------------------
                                                                                 Six Months Ended June 30,
                                                                ------------------- -------------------- -------------------
                                                                            1998                1997          % Change
                                                                ------------------- -------------------- -------------------
           Home Products                                                  $111.1              $103.6              7.2
           Office Products                                                  48.9                43.8             11.6
                                                                ------------------- -------------------- -------------------
                   Home and Office Products                                160.0               147.4              8.5
           Golf Products                                                   110.5                99.6             10.9
           Distilled Spirits                                               106.8               100.0              6.8
                                                                ------------------- -------------------- -------------------
                   Total                                                  $377.3              $347.0              8.7
                                                                ------------------- -------------------- -------------------


         Operating company contribution is operating income before restructuring and other nonrecurring charges and amortization of intangibles.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES (CONTINUED):

(4)       DISCONTINUED OPERATIONS

         In connection with the spin-off of Gallaher on May 30, 1997, the financial statements were reclassified to identify tobacco operations as discontinued operations for all periods. Summarized results of operations for the three-month and six-month periods ended June 30, 1997, for the international tobacco operations, net of allocation of interest expense based on a ratio of Gallaher's net assets to consolidated net assets of the Company, is as follows:


                                                                 ------------------------------ --------------------------
                                                                         Three Months                  Six Months
                                                                             Ended                        Ended
                                                                        June 30, 1997*               June 30, 1997*
                                                                 ------------------------------ --------------------------
              Net Sales                                                       $835.2                       $2,575.0
                                                                 ------------------------------ --------------------------
              Income Before Taxes                                             $ 33.7                       $  186.4
              Spin-Off Expenses                                                (67.1)                         (67.1)
              Income Taxes                                                      (3.1)                         (54.2)
                                                                 ------------------------------ --------------------------
              Income (Loss) From
               Discontinued Operations                                        $(36.5)                        $ 65.1
                                                                 ------------------------------ --------------------------


         * Includes results through May 30, 1997; two months in the three months ended June 30, 1997 and five months in the six months ended June 30, 1997.

(5)      RESTRUCTURING AND OTHER NONRECURRING CHARGES

         During the three-month and six-month periods ended June 30, 1997, the Company recorded pre-tax restructuring and other nonrecurring charges of $89.3 as follows:


                                                          ------------------------- ------------------------- ----------------
                                                                                          Nonrecurring
                                                                                         Cost of Sales
                                                               Restructuring                Charges                Total
                                                          ------------------------- ------------------------- ----------------
         Home Products                                                $ 9.1                    $ 8.3                 $17.4
         Office Products                                               23.4                      0.1                  23.5
                                                          ------------------------- ------------------------- ----------------
              Home and Office Products                                 32.5                      8.4                  40.9
         Distilled Spirits                                             23.3                     25.1                  48.4
                                                          ------------------------- ------------------------- ----------------
                                                                      $55.8                    $33.5                 $89.3
                                                          ------------------------- ------------------------- ----------------

                                                                                                              ----------------
         Income Tax Benefit                                                                                           23.9
                                                                                                              ----------------
         Net Charge                                                                                                  $65.4
                                                                                                              ----------------
         Charge Per Common Share
                  Basic                                                                                              $0.38
                  Diluted                                                                                            $0.38
                                                                                                              ----------------

                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONTINUED):


(5)      RESTRUCTURING AND OTHER NONRECURRING CHARGES (CONCLUDED)

         Home products include charges related to the disposition of certain product lines and the rationalization of operations.

         Office products include charges related to the rationalization of operations, the discontinuance of certain product lines and lease cancellation costs, partly offset by a $12.6 pre-tax gain on the sale of nonstrategic businesses.

         Distilled spirits include charges related to a change in estimate for bulk whiskey valuations which resulted from the integration of the worldwide distilled spirits business, international distribution and lease agreements and the discontinuance of certain product lines.

         The rationalization of operations referred to above includes the closure of certain manufacturing facilities, the consolidation of certain selling facilities and the sale or disposal of certain facilities.


(6)      EXTRAORDINARY ITEMS

         During the six-month period ended June 30, 1998, the Company purchased the following principal amounts of its outstanding debt: $31.4 of 7-1/2% Notes, Due 1999, $50.4 of 8-1/2% Notes, Due 2003, $10.5 of 9%
         Notes, Due 1999 and $32.7 of 8-5/8% Debentures, Due 2021 and redeemed the outstanding $50.1 of 12-1/2% Sterling Loan Stock, Due 2009. The extinguishment of debt resulted in a charge of $30.5 ($46.9 pre-tax), or 18 cents per Common share.

                              FORTUNE BRANDS, INC.
                                  (In millions)


NOTES (CONCLUDED):

(7)      PENDING LITIGATION

         Tobacco Litigation and Indemnification

         On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company ("the Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

         The Company is a defendant in numerous actions based upon allegations that human ailments have resulted from tobacco use. Management believes that there are meritorious defenses to the pending actions and these actions are being vigorously contested. However, it is not possible to predict the outcome of the pending litigation, and it is possible that some of these actions could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigation. Management believes that the pending actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company as long as the Indemnitors continue to fulfill their obligations to indemnify the Company under the aforementioned indemnification agreement.

         Other Litigation

         In addition to the lawsuits described above, the Company and its subsidiaries are defendants in lawsuits associated with their business and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company. These actions are being vigorously contested.

                              FORTUNE BRANDS, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (In millions)

                                                    June 30,          December 31,
                                                      1998                1997
                                                   (Unaudited)


Assets

     Current assets
       Cash and cash equivalents                           $90.1                 $54.2
       Accounts receivable, net                            938.4                 862.0
       Inventories                                       1,033.9                 955.2
       Other current assets                                230.9                 224.2
                                                       ---------             ---------
          Total current assets                           2,293.3               2,095.6

     Property, plant and equipment, net                  1,030.4                 980.9
     Intangibles resulting from
       business acquisitions, net                        3,749.6               3,674.1
     Other assets                                          208.0                 191.9
                                                       ---------             ---------
          Total assets                                  $7,281.3              $6,942.5
                                                       =========             =========

Liabilities and Stockholders' Equity

     Current liabilities
       Short-term debt                                    $518.4                $228.4
       Current portion of long-term debt                   209.4                 176.2
       Other current liabilities                         1,272.2               1,363.9
                                                       ---------             ---------
          Total current liabilities                      2,000.0               1,768.5

     Long-term debt                                        782.3                 739.1
     Other long-term liabilities                           421.0                 417.8
                                                       ---------             ---------
          Total liabilities                              3,203.3               2,925.4

     Stockholders' equity                                4,078.0               4,017.1
                                                       ---------             ---------
          Total liabilities and
            stockholders' equity                        $7,281.3              $6,942.5

                                                       =========             =========
